Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street, Suite 3000 Atlanta, Georgia 30308

March 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Arthur C. Sandel, Office of Structured Finance

Kayla Roberts, Office of Structured Finance

Re:               SEC Comment Letter dated February 12, 2021 to

Wisconsin Electric Power Company

WEPCo Environmental Trust Finance I, LLC

Registration Statement on Form SF-1

Filed January 20, 2021

File Nos. 333-252252 and 333-252252-01

Ladies and Gentlemen:

On behalf of Wisconsin Electric Power Company (“Wisconsin Electric”) and WEPCo Environmental Trust Finance I, LLC (the “Issuing Entity” and, together with Wisconsin Electric, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 12, 2021 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are supplementally providing to the Staff a typeset copy of Amendment No. 1 marked to reflect the changes to the Registration Statement that was filed on January 20, 2021.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment.

General

1.	We note that throughout the registration statement you refer to the “Series Supplement” to the indenture. Please explain to us why a series supplement to the indenture is necessary for the issuance of the securities and file a form of series supplement as an exhibit to your registration statement. Otherwise, please delete the references to the series supplement.

March 18, 2021 Page 2

The Registrants respectfully submit that use of a “Series Supplement” conforms to prior market precedent and the Registrants’ filings with the Public Service Commission of Wisconsin (“PSCW”), and believe that this approach is beneficial in supporting an efficient review of the environmental trust bond transaction by prospective investors and the bond rating agencies.

Over the past 25 years, approximately 100 utility securitization transactions have been completed. Over time, the documentation of utility securitization transactions has become well developed with generally consistent terms across the most recent transactions. The Registrants drafted the proposed transaction documents for the environmental trust bonds in a manner designed to conform closely to both the form and substance of the transaction documents used by other issuers in prior transactions. The Registrants believe this approach to be more likely to result in a transaction that meets the expectations of investors and bond rating agencies, consistent with the Registrants’ obligation under Wisconsin law to structure the transaction in a manner designed to result in the lowest possible environmental control charges consistent with market conditions.

Based on the Registrants’ review of utility securitization transactions completed since 2014, each transaction was structured with an Indenture and a Series Supplement. Under this structure, the general terms of the bonds are reflected in the more lengthy Indenture, and the final pricing terms (such as interest rates, payment dates, expected amortization schedules) are reflected in the more limited Series Supplement to the Indenture.1 In light of this precedent and the Registrants’ objectives described above, the form bond documents filed by the Registrants with the PSCW in connection with the PSCW’s review and approval of the environmental trust bond issuance included an Indenture with a Series Supplement.

The Registrants view use of a standalone Indenture as contrasted with use of an Indenture and Series Supplement to be a formal (rather than substantive) matter where the Issuing Entity is limited to a single issuance. While the Registrants could have attempted to incorporate all information into the main body of the Indenture (and eliminated the Series Supplement), the Registrants believe such a deviation from the documentation structure used in all recent transactions would not have provided substantive benefits and would have made review less efficient for prospective investors and the bond rating agencies.

In response to the Staff’s comments, the Registrants have filed the form of Indenture (which includes the form of Series Supplement) with Amendment No. 1. In addition, the Registrants have revised the title of Exhibit 4.1 to be “Form of Indenture between WEPCo Environmental Trust Finance I, LLC and the Indenture Trustee (including forms of ETBs and form of Series Supplement).”

1 In each case, the form of Series Supplement was included as an exhibit to the Indenture and filed as part of the form of Indenture with the applicable registration statement.

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The Registrants acknowledge that any additional issuances of securities by the Issuing Entity (under the Indenture or otherwise) would require the filing of a separate registration statement.

2.	Please confirm that no more than 50% of the Environmental Control Property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of Regulation AB.

The Registrants confirm that all Environmental Control Charges will be imposed after the measurement date and thus no delinquencies will exist as of the measurement date for purposes of Item 1101(c)(2)(iv). Wisconsin Electric, in its capacity as servicer, will begin to bill the Environmental Control Charges in the first full month following issuance of the bonds. The initial Environmental Control Charges and subsequent adjustments will be based on Wisconsin Electric’s estimate of billings, timing of payments (taking into account weighted average days sales outstanding) and net-charge offs for the upcoming 12-month period. The initial Environmental Control Charges will be based on estimated net charge-offs of 0.73% and an estimate that 3.3% of payments with respect to billed Environmental Control Charges will be collected in the month such amounts are billed and 96.7% of payments with respect to billed Environmental Control Charges will be collected in the month after such amounts are billed. While the true-up adjustments will be designed to address over- or under-collections of Environmental Control Charges, deviations of actual results from Wisconsin Electric’s estimates used in establishing the Environmental Control Charges will impact the timing of collections. The Registrants have revised the disclosures on page 38 of the prospectus in Amendment No. 1 to clarify the foregoing.

The Registrants note that in the five years ending December 31, 2020, Wisconsin Electric’s net charge-offs as a percentage of total revenues ranged from 0.57% to 0.87%, and delinquencies as a percentage of total revenues ranged from 2.6% to 4.6% as shown on pages 38 and 39 of the prospectus in Amendment No. 1.

Form of Prospectus

Cover Page of Prospectus

3.	We note on pages 104-105 that the underwriters may engage in overallotment transactions and other similar transactions. Please include disclosure of this option on the cover page of the prospectus pursuant to item 501(b)(2) of Regulation S-K.

The Registrants respectfully submit that the overallotment transactions described in the prospectus do not constitute an “over-allotment option” described in Item 501(b)(2) of Regulation S-K. We understand the “over-allotment option” described in Item 501(b)(2) of Regulation S-K (often referred to as a “green shoe”), to refer to an option exercisable by the underwriters to purchase additional securities from the issuer to cover over-allotments, which securities can be sold by the underwriters in connection with the offering. In this offering, however, neither Wisconsin Electric nor the Issuing Entity is providing any underwriter with the option to purchase additional securities in connection with the offering. Rather, the overallotment transactions described on pages 104-105 of the prospectus are sales to investors by the underwriting syndicate in excess of the stated offering size, which sales will be covered by the underwriters by purchasing the securities in the open market after the distribution of the securities has been completed. We believe transactions of this type are commonly disclosed in securities offerings of this type, but are not disclosed on the cover page for this reason.

March 18, 2021 Page 4

Risk Factors

Changes to billing, collection and posting practices might reduce the value of your investments in the ETBs, page 17

4.	We note your disclosure that, subject to PSCW approval, there may be changes in billing, collection and posting practices that “might make it more difficult for the Servicer to collect the Environmental Control Charges and adversely affect the value of your investment in the ETBs.” We also note your disclosure on page 83, however, that “True-Up Adjustments to the Environmental Control Charges will be made “to ensure that the aggregate Environmental Control Charges billed for the applicable period will result in Environmental Control Charge collections that are sufficient to meet the periodic revenue requirement.” Please revise your prospectus as necessary to clarify how changes to billing, collection and posting practices could impact the ETBs in light of the True-Up Adjustment process.

The disclosures in “Servicing Risks” in the prospectus in the initial filing of the Registration Statement identified two separate risks relating to changes in billings, collection and posting practices. The risk factor identified in the Staff’s comment above relates to changes to these practices that Wisconsin Electric may elect to make, subject to approval by the PSCW. Wisconsin Electric separately identified the risk of State of Wisconsin or PSCW mandated changes to billing and collection practices in its discussion of risks that have arisen from the COVID-19 pandemic.

In light of the Staff’s comment and after further consideration, Wisconsin Electric has revised the prospectus to remove the risk factor relating to changes to billing, collections and posting practices made at the election of Wisconsin Electric. Wisconsin Electric anticipates that any changes it may elect to make in the future would be for the purpose of enhancing collections of customer charges.

In addition, in response to the Staff’s comments, Wisconsin Electric has revised the disclosures on page 83 of the prospectus in Amendment No. 1 with respect the True-Up Adjustment process. These revisions are intended to clarify the operation of the True-Up Adjustment process and conform to the other disclosures in the prospectus regarding the True-Up Adjustment process. In particular, these disclosures clarify that the True-Up Adjustment process requires that the Environmental Control Charges be adjusted periodically to ensure that expected collections for the upcoming period will be sufficient to meet the revenue requirement.

Finally, in response to the Staff’s comments, Wisconsin Electric has revised the risk factor disclosures relating to State of Wisconsin or PSCW mandated changes to billing and collections processes to address the impact of such changes in light of the True-Up Adjustment process. In particular, the expanded disclosures on page 16 of the prospectus in Amendment No. 1 provide an example of a potential State of Wisconsin or PSCW change, such as a utility bill payment moratorium in response to emergency conditions, and indicate that such an action could delay the effect of a True-Up Adjustment, with potential impacts on the timing of payments on the environmental trust bonds.

March 18, 2021 Page 5

5.	Please also tell us what ongoing information you will provide to investors regarding changes to servicing practices that impact bond payments and the True-Up Adjustments including, but not necessarily limited to, reports on Form 10-D.

The Servicing Agreement and the Indenture will obligate the Registrants to provide certain notices to the Indenture Trustee and bond rating agencies and to make certain information regarding the environmental trust bonds publicly available on a website affiliated with Wisconsin Electric (currently the WEC Energy Group, Inc. website).

Under Section 3.01(b)(ii) of the Servicing Agreement, Wisconsin Electric will be required to provide immediate notice to the Indenture Trustee and the bond rating agencies of any changes in law or PSCW regulations that would have a material adverse effect on Wisconsin Electric’s ability to perform as servicer. In addition, Section 3.07(g) of the Indenture will obligate the Registrants to file a Form 8-K (posted to the WEC Energy Group, Inc. website) with respect to any material legislative or regulatory developments directly relevant to the bonds. The Registrants believe that any State of Wisconsin or PSCW mandated change to servicing practices that impacts bond payments or the True-Up Adjustments would be addressed through these disclosure requirements.

In addition, Section 3.07(g) of the Indenture will require website posting of the following additional information with respect to the servicing of the environmental trust bonds:

•	each Form 10-K filing (including the servicing compliance certificates and auditor attestations);

•	each Form 10-D filing (including the Semi-Annual Servicer Certificate, which reflects billing, collection and remittance information);

•	each Monthly Servicer Certificate (which reflects billing, collection and remittance information); and

•	each True-Up Adjustment filing with the PSCW (which would reflect any changes to projected charge-off rates and weighted average days sales outstanding).

These website disclosure requirements are identified under the heading “Website Disclosures” on pages 50-51 of the prospectus in Amendment No. 1.

Wisconsin Electric Power Company – The Depositor, Sponsor, Seller and Initial Servicer

6.	We note your disclosure on page 40 that Wisconsin Electric may charge a customer late fees for late payments. Please revise where appropriate to describe when a payment is late and how you determine when a payment is delinquent. Refer to Item 1100(b)(5) of Regulation AB.

In response to the Staff’s comments, the Registrants have added the following disclosures under the heading “Billing Process and Payment Policy” on page 37 of the prospectus in Amendment No. 1: “Bills are due 21 days after they are issued for residential customers and 14 days after they are issued for commercial customers. If payment is not received within five days after the due date, late fees are assessed.”

March 18, 2021 Page 6

Security for the ETBs

Pledge of Collateral, page 67

7.	We note that, in addition to the Environmental Control Property and all related Environmental Control Charges, property in the collection account and all of its subaccounts will also secure the bonds, including “cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act of 1933, as amended.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

8.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registrants have filed the remaining exhibits with Amendment No. 1, except that Exhibit 1.1 (the form of underwriting agreement) will be filed by amendment.

*          *         *         *

We appreciate the Staff’s review of the Registration Statement and hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (404) 885-3309.

Very truly yours,

/s/ Eric A. Koontz

Eric A. Koontz

cc:      Joshua M. Erickson